Delisting Determination,The Nasdaq Stock Market, LLC,
March 13, 2009, Progressive Gaming International Corporation.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Progressive Gaming International Corporation
(the Company), effective at the opening of the trading session on March 23, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4300. The Company was notified of
the Staffs determination on February 18, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on February 27, 2009.